SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	July	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Receives NASDAQ Notification Regarding Minimum Bid Requirements

Document 1

Neovasc Receives NASDAQ Notification Regarding Minimum Bid Requirements

NASDAQ: NVCN
TSX: NVC

VANCOUVER, July 5, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) announced today that it has received written notification (the "Notification Letter") from The NASDAQ Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common stock for the 30 consecutive business days from May 20, 2016, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 3, 2017, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 3, 2017, the Company may be eligible for additional time to regain compliance.

The Company intends to monitor the closing bid price of its common shares between now and January 3, 2017 and intends to cure the deficiency within the prescribed grace period. During this time, the Company's common shares will continue to be listed and trade on the Nasdaq Capital Market.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company is also listed on the TSX and the Notification Letter does not affect the Company's compliance status with such listing.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements that the Company intends to cure the Nasdaq minimum bid deficiency within the prescribed grace period. The words "continue" and "intend" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, potential changes in circumstances relating to the Company's financing requirements, whether as a result of unforeseen circumstances or otherwise; the conduct or possible outcomes of any actual or threatened legal proceedings, including any post-trial motions or appeals, which are inherently uncertain; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:30e 05-JUL-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: July 5, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer